KOBELCO
KOBE STEEL, LTD.
TOKYO HEAD OFFICE
9-12, Kita-Shinagawa 5-chome, Shinagawa-ku, TOKYO 141-8688 JAPAN

02034393

02 MAY 29 AM 10: 2?

May 23, 2002

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's Consolidated Financial Results for Fiscal 2001"

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Yoshio Kato
Structured Finance Section
Finance Department
Kobe Steel, Ltd.

File number : 82-3[illegible]

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
May 23, 2002

02 MAY 29 AM 10: [illegible]

KOBE STEEL'S CONSOLIDATED FINANCIAL RESULTS FOR FISCAL 2001
(April 1, 2001-MARCH 31, 2002)

Kobe Steel, Ltd. reported today its financial results for fiscal 2001, ended March 31, 2002.

CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2001	FY2000	% Change
Net sales	1,198,014	1,373,090	(12.8%)
Operating income	35,499	106,404	(66.6%)
Ordinary income (loss)*	(13,548)	50,003	---
Net income (loss)	(28,518)	6,503	---
Earnings per share	(10.06 yen)	2.29 yen	

NON-CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2001	FY2000	% change
Net sales	793,952	816,877	(2.8%)
Operating income	30,410	54,277	(44.0%)
Ordinary income*	(4,010)	14,648	---
Net income (loss)	(20,991)	(60,588)	---
Earnings per share	(7.39 yen)	(21.36 yen)	

Notes: * Also known as pretax recurring profit (or loss)
Figures in parentheses denote losses or decreases.

SEGMENT SALES (in millions of yen)

	FY2001	FY2000
Iron & Steel	486,383	543,613
Aluminum & Copper	256,541	271,030
Machinery	232,211	237,047
Construction Machinery	148,304	158,392
Real Estate	45,046	59,066
Other Businesses	82,160	163,038
Eliminations	(52,634)	(59,097)
Consolidated net sales	1,198,014	1,373,090

OVERSEAS SALES (in millions of yen)

	FY2001	FY2000
Overseas sales	235,799	310,118
Consolidated net sales	1,198,014	1,373,090
% overseas sales	19.7%	22.6%

PRODUCTION (in metric tons)

	FY2001	FY2000	% change
Crude steel	6,563,000	6,644,000	(1.2%)
Rolled aluminum products	385,000	407,000	(5.3%)
Rolled copper products	106,000	127,000	(16.5%)

OVERALL PERFORMANCE

The Japanese economy in fiscal 2001, ended March 31, 2002, continued to be extremely severe. Exports sagged because of a slump in the world IT industry, private-sector capital investment was weak, consumer spending was low, and public works projects were down

On this background, Kobe Steel, Ltd.'s consolidated net sales for fiscal 2001 decreased 12.8% to 1,198 billion yen. In addition to a large drop in sales prices in the Iron & Steel segment, consolidated sales were affected by the sale of the semiconductor subsidiary. Pretax ordinary income fell 63.5 billion yen to a loss of 13.5 billion yen. Aftertax net loss was 28.5 billion yen, due to a write-down of securities in the weak stock market and the adoption of retirement benefit accounting standards.

DIVIDENDS

As Kobe Steel continued to have undisposed deficits in fiscal 2001, it is unable to distribute dividends in accordance with the Commercial Code. The Company regrets this situation and asks its shareholders for their understanding and continued support.

PERFORMANCE BY BUSINESS SEGMENT

IRON & STEEL

Steel demand continued to slump in the domestic sluggish economy. Public works projects were curtailed, and manufacturing and construction were weak. The market fell sharply in the first half of fiscal 2001, and the unexpected low demand led to a sharp rise in inventories. However, in the second half of the fiscal year, lower production reduced inventories and spurred recovery in the market. Exports followed a downward trend due to a slowdown in the U.S. economy and growing global anxiety of an oversupply. Despite these difficult conditions, Kobe Steel was able to maintain domestic and overseas shipments at roughly the same level as in fiscal 2000. However, low steel prices led to a 10.5% decrease in segment sales to 486.3 billion yen.

While sales of steel castings and forgings, titanium mill products, and welding consumables were firm due to rising demand, steel prices suffered a sharp drop and raw material costs went up. As a result, operating income fell 35.3 billion yen to 11.2 billion yen.

ALUMINUM & COPPER

Shipments of rolled aluminum products in fiscal 2001 decreased over the previous fiscal period. Although demand for aluminum can stock for beverages was strong, the sluggish IT market cut demand for aluminum plate used in semiconductor manufacturing equipment. Shipments of rolled copper products also went down due to low demand for copper sheet and strip for semiconductor leadframes and electrical terminals used in cars. Domestic air conditioner manufacturers continued to shift production overseas, leading to lower domestic demand for copper tube.

As a result, segment sales went down 5.3% to 256.5 billion yen with operating income of 7.9 billion yen, down 4.4 billion yen from the previous fiscal year.

MACHINERY

Domestic Machinery segment orders decreased 28.6% to 143.5 billion yen. Demand for municipal solid waste treatment plants went down considerably, and orders for standard compressors and crushers also slumped due to low capital investment in the private sector. Overseas orders were down 30.8% to 23.1 billion yen due to slumping demand for plants. As a result, Machinery segment orders fell 29% to 166.7 billion yen and the backlog of orders was 196.5 billion yen.

Higher orders in fiscal 2000 for municipal waste treatment plants contributed to fiscal 2001 sales. However, lower sales in subsidiary companies brought segment sales to 232.2 billion yen, down 2% from the previous fiscal year. Cost reductions enabled operating income to rise 2 billion yen to 3.7 billion yen.

CONSTRUCTION MACHINERY
Domestic demand for hydraulic excavators and cranes fell considerably. Public works projects and private-sector construction slumped, and growth in the equipment lease and rental business lowered demand for new machines. Overseas, the Chinese market grew and Southeast Asia showed signs of recovery. However, North American and European demand was stagnant.

The Kobelco Construction Machinery group worked to reduce fixed costs and other business costs, as well as expand overseas sales. However, the large decrease in domestic shipments led to a 6.4% decrease in segment sales to 148.3 billion yen. Operating income went down 3.3 billion yen to 1.8 billion yen.

REAL ESTATE
Conditions in the real estate business were difficult in fiscal 2001. New housing starts were lower than in fiscal 2000, despite the extension of tax breaks for new home purchases and low mortgage rates. Reluctant buyers and low real estate prices due to the sharp drop in land prices brought segment sales to 45 billion yen, down 23.7% from the previous fiscal period. Operating income went down 5.6 billion yen to 7.9 billion yen.

OTHER BUSINESSES
The sale of a semiconductor subsidiary led to a 49.6% decrease in sales to 82.1 billion yen. Operating income went down 26.9 billion yen to 800 million yen.

OUTLOOK FOR FISCAL 2002 (ending March 2003)

The Japanese economy in fiscal 2002, ending March 2003, will continue to face difficulties. The economy is showing slight signs of improvement, and some recovery is expected in exports. Inventory adjustments will continue, mainly in the IT industry. However, Kobe Steel does not anticipate increases in private-sector capital investment and personal spending. Facing these conditions, Kobe Steel's outlook for its business segments in fiscal 2002 are as follows:

IRON & STEEL
Domestic demand will continue to slump in the construction and manufacturing industries due to fewer public works projects, less capital investment, and the shift to offshore production. The improving U.S. and Asian economies will bolster the overseas steel market. However, exports will become more difficult as the United States and Europe implement safeguard measures. As a result, crude steel production is anticipated to go down.

For these reasons, the Company's steel product sales are anticipated to go down. However, the commercial operation of the No. 1 IPP plant at Kobe Works is expected to increase segment sales over the previous fiscal period.

ALUMINUM & COPPER
Demand for rolled aluminum products is anticipated to rise slightly in fiscal 2002. Can stock is expected to rise. Shipments of aluminum sheet for foil and plate are expected to go up, both supported by recovery in IT demand. Automotive lightweighting is also expected to boost demand, but sluggish demand from the construction industry is expected to continue. In rolled copper products, demand for copper tube is expected to go down as air conditioner manufacturers shift production overseas. However, a recovery in the semiconductor market is anticipated to increase sales of copper sheet and strip, thus contributing to a slight increase in sales.

While the market for rolled aluminum and rolled copper products is likely to turn slightly favorable, a

change in the number of consolidated subsidiaries is expected to lead to a decrease in segment sales.

MACHINERY

Orders are expected to increase in fiscal 2002. Domestic public works projects will be curtailed and overseas market conditions will continue to be difficult. However, overseas plant orders are anticipated to increase. Due to the low amount of orders in fiscal 2001, segment sales in fiscal 2002 are expected to be flat.

CONSTRUCTION MACHINERY

Demand for construction equipment is forecast to go down due to shrinking public works projects and slumping capital investment. Overseas, the Chinese market will grow and Southeast Asia is expected to continue improving. On the other hand, the North American and European markets are anticipated to remain weak.

Despite the difficult environment, the alliance with CNH Global is anticipated to increase overseas sales. As a result, fiscal 2002 segment sales are expected to dip only slightly.

REAL ESTATE

The real estate business will continue to be severe due to low sales prices brought about by plummeting land prices and tough competition. Amid these conditions, the sale of large condominium projects, such as the Maya Seaside Place East in Kobe, is anticipated to maintain segment sales.

OTHER BUSINESSES

With the equity transfer of an IT subsidiary, sales in this segment are anticipated to decrease considerably in fiscal 2002.

FORECAST FOR FISCAL 2002

The commercial start of the wholesale electricity supply (IPP) business in the Iron & Steel segment is expected to increase sales. However, a change in the number of consolidated subsidiaries and other factors are anticipated to reduce consolidated sales by 2.3% to 1,170 billion yen.

Pretax ordinary income is forecast to rise by 28.5 billion yen to 15 billion yen, with aftertax net income of 5 billion yen. Factors improving profitability are further cost-cutting measures covering the entire Company and in the Iron & Steel segment, higher steel prices and overall cost savings. A contributing factor is the commercial operation of the IPP business.

MEDIA CONTACT:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp/indexe.htm

ADDITIONAL INFORMATION ON
KOBE STEEL'S FISCAL 2001 RESULTS

MANAGEMENT POLICIES

1. Fundamental Management Strategy

Kobe Steel is focusing on three core fields of business. These areas are 1) materials (steel, welding, aluminum and copper); 2) the independent power producer (IPP) business, which utilizes the infrastructure of the Iron & Steel segment; and 3) the machinery and engineering segments (infrastructure, engineering and machinery). The company intends to improve the corporate value of the entire Kobe Steel group by becoming a unified company centered on high return on assets (ROA) and business units with high cash flow.

In fiscal 1999, Kobe Steel turned its business divisions into internal companies, appointed corporate officers, and implemented other measures to improve its management structure. One of management's priorities is to quickly and aggressively rebuild the company's business structure to improve ROA. While strengthening the company by channeling management resources into core businesses, Kobe Steel has been divesting businesses without synergy or those that are unprofitable under a policy called selection and consolidation.

2. Policy for Profit Distribution

Subject to its retained earnings and financial performance, the company aims for an early resumption of dividend payments to its shareholders as soon as possible.

3. Issues on Midterm Management Strategy

In May 2000, Kobe Steel unveiled a three-year Consolidated Midterm Management Plan to rapidly deal with changes in the business environment.

The plan is centered on reducing interest-bearing liabilities and enhancing ROA by increasing cash flow. By improving its financial position and building a solid business base, Kobe Steel intends to increase its corporate value, an issue of utmost importance. The priority areas in which Kobe Steel excels are automotive lightweighting, the IPP business and the environmental business. The company foresees high growth and high cash flow in these three strategic areas and is focusing its management resources in the three core fields. A companywide theme being pursued is to apply information technology in the company's businesses to implement change in its business structure.

However, the business environment has rapidly deteriorated. In September 2001, Kobe Steel launched temporary cost-reduction measures to cover fiscal 2002 and 2003. Employees' annual income is to be decreased, remuneration of directors and corporate officers will be reduced, R&D expenses will be curtailed, and general expenses will be lowered. In addition, more employees will be decreased, the overseas plant engineering business will be rebuilt, and the head office will become smaller. These and other measures are intended to reduce Kobe Steel's accumulated deficits, improve its financial performance, and build a stable base for improved profitability. In fiscal 2004, the two IPP power plants will go into operation, providing a stable source of revenue. Through these steps, the company forecasts consolidated pretax ordinary income to reach 40 billion yen in fiscal 2004.

4. Corporate Governance

Kobe Steel introduced an internal company system to improve the profitability of each business unit and to reform its business structure through the selection and consolidation of its assets. Also implemented was a system of corporate officers to separate management from operation and to clarify responsibility and authority, as well as speed up decision-making.

Kobe Steel has established a Corporate Ethics Committee, which includes members from outside the company. The company has established a Corporate Code of Ethics to ensure compliance with the law implemented procedures to formulate a Corporate Code of Ethics to set standards for ethical conduct.

In June 2000, the Committee formulated the Corporate Code of Ethics to provide guidelines for business conduct. The guidelines provide parameters for operating within the acceptable norms of society under established laws and regulations. The Code of Ethics not only outlines policies and actions, but also describes corporate behavior and employee expectations, including contributing to society and creating a work environment that fosters employee individuality and creativity.

In October 2001, the company established risk management standards to improve its capabilities to deal with risks faced by its businesses. The standards systematically organize risks and set risk prevention measures, monitoring systems, and responsibility systems. Emphasis is being placed on compliance management to observe the law, and concrete measures have been established for corporate ethics to take root.

Through these policies, Kobe Steel is striving to be an ethical, law-abiding and transparent company.

1. SUMMARY OF FISCAL 2001 CONSOLIDATED FIRST HALF RESULTS
(April 1, 2001-March 31, 2002)

(in millions of yen)	FY2001	FY2000	% change FY01/00
Net sales	1,198,014	1,373,090	(12.8%)
Operating income	35,499	106,404	(66.6%)
Ordinary income*	(13,548)	50,003	----
Extraordinary gains	29,049	42,923	
Extraordinary losses	(46,928)	(98,261)	
Aftertax net income (loss)	(28,518)	6,503	
Earnings (loss) per share	(10.06 yen)	2.29 yen	
Fully diluted earnings per share	----	----	
Return on average equity	(10.5%)	2.4%	
Ordinary income/total liabilities & stockholders' equity	(0.6%)	2.3%	
Ordinary income/net sales	(1.1%)	3.6%	

2. CONSOLIDATED FINANCIAL POSITION

	FY2001	FY2000
Total assets	2,045,302	2,131,122
Total stockholders' equity	280,685	263,362
Stockholders' equity/total assets	13.7%	12.4%
Stockholders' equity per share	97.97 yen	93.07 yen

3. CONSOLIDATED CASH FLOWS

3. CONSOLIDATED CASH FLOWS	FY2001	FY2000
Net cash provided by operating activities	59,109	137,356
Net cash used in investing activities	(36,481)	(42,366)
Net cash provided by financing activities	(36,814)	(139,125)
Cash & cash equivalents at end of year	115,292	126,186

4. SCOPE OF CONSOLIDATION
Consolidation is based on 156 significant, majority-owned subsidiaries and 51 significant, equity-valued affiliates.

5. CHANGES IN CONSOLIDATION

Newly consolidated subsidiaries:	16
Consolidated subsidiaries excluded:	9
New equity-valued affiliates	5
Equity-valued affiliates excluded:	2

6. CONSOLIDATED FORECAST FOR FISCAL 2002 (ending March 31, 2003)

(in millions of yen)	First half	Full year
Estimated net sales	560,000	1,170,000
Estimated ordinary income*	2,000	15,000
Estimated net income (loss)	1,000	5,000
Estimated earnings (loss) per share	---	1.74 yen

Notes for FY2001 Consolidated Summary

i. Equity value of net gain of affiliates in fiscal 2001: 1,240 million yen
   Equity value of net gain of affiliates in fiscal 2000: 1,426 million yen

ii. Average number of shares in fiscal 2001: 2,832,553,948
    Average number of shares in fiscal 2000: 2,829,637,237

iii No changes have been made in accounting policies.

iv. Number of shares issued in fiscal 2001: 2,864,965,892
Number of shares issued in fiscal 2000: 2,829,629,594

iv. * Also known as pretax recurring profit

7. SEGMENT SALES (in millions of yen)

		FY2001	FY2000
Sales to outside customers	Iron & Steel	476,023	532,365
	Aluminum & Copper	256,030	270,454
	Machinery	223,456	224,192
	Construction Machinery	147,884	157,915
	Real Estate	40,062	52,582
	Other Businesses	54,556	135,579
	Consolidated net sales	1,198,014	1,373,090
Inter-segment sales	Iron & Steel	10,360	11,247
	Aluminum & Copper	510	575
	Machinery	8,755	12,855
	Construction Machinery	420	476
	Real Estate	4,984	6,483
	Other Businesses	27,604	27,458
	Total	52,634	59,097
Total sales	Iron & Steel	486,383	543,613
	Aluminum & Copper	256,541	271,030
	Machinery	232,211	237,047
	Construction Machinery	148,304	158,392
	Real Estate	45,046	59,066
	Other Businesses	82,160	163,038
	Eliminations	(52,634)	(59,097)
	Consolidated net sales	1,198,014	1,373,090
Operating costs & expenses	Iron & Steel	475,109	496,947
	Aluminum & Copper	248,573	258,591
	Machinery	228,500	235,361
	Construction Machinery	146,445	153,187
	Real Estate	37,095	45,443
	Other Businesses	81,305	135,267
	Eliminations	(54,515)	(58,111)
	Total operating costs	1,162,514	1,266,686
Operating income	Iron & Steel	11,273	46,666
	Aluminum & Copper	7,967	12,438
	Machinery	3,711	1,686
	Construction Machinery	1,859	5,204
	Real Estate	7,951	13,623
	Other Businesses	854	27,770
	Eliminations	1,880	(985)
	Consolidated operating income	35,499	106,404
Assets	Iron & Steel	954,727	907,586
	Aluminum & Copper	246,113	285,036
	Machinery	255,911	268,737

	Construction Machinery	180,719	169,427
	Real Estate	165,528	180,639
	Other Businesses	74,161	192,634
	Corporate & Eliminations	168,141	127,061
	Total	2,045,302	2,131,122
Depreciation	Iron & Steel	52,670	57,072
	Aluminum & Copper	14,187	14,156
	Machinery	8,255	8,243
	Construction Machinery	3,228	3,165
	Real Estate	2,696	3,326
	Other Businesses	3,507	18,982
	Corporate & Eliminations	2,367	2,042
	Total	86,914	106,990
Capital expenditures	Iron & Steel	106,028	48,083
	Aluminum & Copper	8,830	9,172
	Machinery	3,180	6,900
	Construction Machinery	4,812	9,120
	Real Estate	7,215	3,047
	Other Businesses	1,563	10,296
	Corporate & Eliminations	789	236,791
	Total	132,420	86,857

8. SEGMENT INFORMATION BY REGION
(in millions of yen)

		FY2001	FY2000
Sales to outside customers	Japan	1,083,358	1,249,535
	Asia	25,591	22,740
	North America	47,378	52,898
	Other areas	41,685	47,916
	Total	1,198,014	1,373,090
Inter-segment sales	Japan	33,385	36,506
	Asia	1,284	1,138
	North America	2,101	1,511
	Other areas	294	44
	Total	37,065	39,200
Total sales	Japan	1,116,743	1,286,041
	Asia	26,875	23,879
	North America	49,480	54,409
	Other areas	41,980	47,961
	Eliminations	(37,065)	(39,200)
	Total	1,198,014	1,373,090
Operating costs & expenses	Japan	1,085,139	1,180,963
	Asia	26,271	23,376
	North America	48,284	52,402
	Other areas	40,413	48,473
	Eliminations	(37,593)	(38,528)
	Total	1,162,514	1,266,686

Operating income	Japan	31,603	105,078
	Asia	604	502
	North America	1,195	2,007
	Other areas	1,566	(512)
	Eliminations	528	(672)
	Total	35,499	106,404
Assets	Japan	1,700,758	1,797,617
	Asia	29,045	26,000
	North America	43,769	58,414
	Other areas	55,196	69,764
	Corporate & Eliminations	216,532	179,326
	Total	2,045,302	2,131,122

9. OVERSEAS SALES BY REGION (in millions of yen)

	FY2001	% of net sales	FY2000	% of net sales
Asia	123,202	10.3%	172,808	12.6%
North America	52,028	4.3%	75,605	5.5%
Other areas	60,569	5.1%	61,705	4.5%
Total overseas sales	235,799	19.7%	310,118	22.6%
Consolidated net sales	1,198,014		1,373,090	

Overseas sales consist of export sales of Kobe Steel and its domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding sales to Japan.
Asia includes China, Taiwan, South Korea, Malaysia and Indonesia.
North America consists of the United States and Canada.
Other areas include Venezuela and Australia.

SUMMARY OF FISCAL 2001 NON-CONSOLIDATED RESULTS
(April 1, 2001-March 31, 2002)

1. FINANCIAL HIGHLIGHTS	FY2001	FY2000	% change
(in millions of yen)			FY01/00
Net sales	793,952	816,877	(2.8%)
Operating income	30,410	54,277	(44.0%)
Ordinary income (loss)*	(4,010)	14,648	---
Extraordinary gains	19,527	36,097	
Extraordinary losses	(53,017)	(154,596)	
Aftertax net income (loss)	(20,991)	(60,588)	---
Earnings (loss) per share	(7.39 yen)	(21.36 yen)	
Fully diluted earnings per share	---	---	
Return on average equity	(6.8%)	(18.0%)	
Ordinary income/total liabilities & stockholders' equity	(0.3%)	(0.9%)	
Ordinary income/net sales	(0.5%)	1.8%	

2. DIVIDENDS	FY2001	FY2000
Dividends per share (yen)	-0-	-0-
Total amount of dividends (yen)	-0-	-0-
Payout ratio	-0-	-0-
Dividends/stockholders' equity	-0-	-0-

3. FINANCIAL POSITION (in millions of yen)

	FY2001	FY2000
Total assets	1,524,098	1,520,815
Total stockholders' equity	312,355	307,013
Stockholders' equity/total assets	20.5%	20.2%
Stockholders' equity per share	108.93 yen	108.25 yen

4. NON-CONSOLIDATED FORECAST FOR FISCAL 2002 (ending March 31, 2003)

(in millions of yen)	First half	Full year
Estimated net sales	380,000	790,000
Estimated ordinary income*	2,000	10,000
Estimated net income (loss)	1,000	3,000
Estimated dividends	0.00	0.00
Estimated earnings (loss) per share	---	1.04 yen

Notes

i. Average number of shares in fiscal 2001: 2,838,577,294
   Average number of shares in 2000: 2,835,981,926

iii. No changes have been made in accounting policies.

iv. * Ordinary income is also known as pretax recurring profit.
   Number of shares issued in fiscal 2001: 2,867,418,513
   Number of shares issued in fiscal 2000: 2,835,981,926

v. Figures in parentheses denote losses or decreases.

INVESTOR INFORMATION

By the end of September 2001, Kobe Steel intends to send annual reports for fiscal 2001 to its overseas shareholders through their proxies in Japan. This report will also be available upon request from:

Kobe Steel, Ltd.
Investor Relations, Tokyo
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

MEDIA CONTACT:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp/indexe.htm